                     [LETTERHEAD OF EILENBERG + KRAUSE LLP]



                                                     December 5, 2005


Ms. Yong Kim
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  ABLE ENERGY, INC.
     FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2005
     FILED SEPTEMBER 28, 2005
     FORM 10-Q/A FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2005 FILED OCTOBER 21, 2005
     FILE NO. 1-15035

Dear Ms. Kim:

     This letter is submitted on behalf of Able Energy, Inc. ("Able"), in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated December 1, 2005 (the "Staff Letter") regarding Able's Annual Report on Form 10-K for the fiscal year ended June 30, 2005 and Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2005 (File No. 1-15035). With this letter, as per our discussions with you, we are including copies of our proposed changes to be made in Able's pending 10-Q/A and registration statement on Form S-1 in response to the Staff's comments in the Staff Letter as well as in the letter from the Staff of November 7, 2005. The attached pages have been marked to show the proposed changes from the previous filings.

     Our numbered responses below correlate to the numbers in the Staff Letter, and we have provided the text of the comments included in the Staff Letter for convenience purposes.

     We respond to the Staff's comments as follows:


FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 14

RESULTS OF OPERATIONS, PAGE 16

FISCAL 2005 COMPARED TO FISCAL 2004, PAGE 17

     1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 2 AND ADVISE YOU THAT BY EXCLUDING THE GAIN ON SALE OF THE OPERATING ASSETS OF ABLE PROPANE IN YOUR DISCUSSION OF THE NET LOSS FOR 2005 COMPARED TO THE 2004, YOU HAVE PRESENTED A NON-GAAP MEASURE SUBJECT TO THE DISCLOSURE AND RECONCILIATION REQUIREMENTS OF ITEM 10(E) OF REGULATION S-K. PLEASE REVISE YOUR DISCLOSURE TO INDICATE THE REASONS WHY YOU BELIEVE PRESENTATION OF THIS NON-GAAP MEASURE PROVIDES USEFUL INFORMATION TO INVESTORS AND DISCLOSE HOW MANAGEMENT USES THIS NON-GAAP MEASURE.

We have removed the reference to the non-GAAP measure.

FINANCIAL STATEMENTS, PAGE 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

     2.   WE NOTE YOUR RESPONSE TO PRIOR COMMENT 4. PLEASE CONFIRM TO US THAT
          SCHEDULE II WAS AUDITED. IF NOT, YOU SHOULD AMEND YOUR FORM 10-K TO CORRECT THE OPINION DATE AND INCORPORATE YOUR AUDITOR'S REVIEW OF
          SCHEDULE II INTO THE OPINION.

We confirm that Schedule II was audited.

AMENDMENT NO. 2 TO FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2005

FINANCIAL STATEMENTS

     3. PLEASE AMEND YOUR FILING TO PRESENT YOUR DISCOUNT ON DEBT AS A REDUCTION OF THE FACE AMOUNT OF YOUR CONVERTIBLE DEBENTURES, RATHER THAN A DEFERRED CHARGE. PLEASE ALSO DISCLOSE THE EFFECTIVE PERIODIC INTEREST RATE ON THE CONVERTIBLE DEBT. REFER TO PARAGRAPH 16 OF APB 21.

We have made the requested change and provided the requested disclosure.

ITEM 4.  CONTROLS AND PROCEDURES, PAGE 17

     4. SINCE YOU HAVE RESTATED YOUR FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2005, WE WOULD EXPECT YOU TO RE-EVALUATE YOUR ORIGINAL CONCLUSIONS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THE ORIGINAL REPORT. AT A MINIMUM, WE WOULD EXPECT THE DISCLOSURE EXPLAINING WHY THE PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS CONTINUE TO BELIEVE THAT THE

          DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE, AFTER CONSIDERING THE FACT THAT THE FINANCIAL STATEMENTS WERE REQUIRED TO BE RESTATED. PLEASE REVISE YOUR DISCLOSURES ACCORDINGLY.

We have revised the disclosure as requested.


     If you have any questions, please feel free to call the undersigned at
(212) 986-9700 (extension 11), or Ted Chastain (extension 50) or Adam Eilenberg (extension 23) of this office.


                                                     Sincerely,



                                                     Wesley Paul

     cc:  William Choi
          Gregory D. Frost, Esq.
          Steven M. Vella

                      PROPOSED CHANGES TO ABLE ENERGY, INC.

                       REGISTRATION STATEMENT ON FORM S-1

CASH
For the purpose of the statement of cash flows, cash is defined as balances held in corporate checking accounts and money market accounts.

ADVERTISING EXPENSE
Advertising costs are expensed at the time the advertisement appears in various publications and other media. The expense was$338,995, $651,302 and $416,712 for the years ended June 30, 2005, 2004 and 2003, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accrued compensation, and other accrued liabilities, approximate fair value because of their short maturities.

REVENUE RECOGNITION
Sales of fuel and heating equipment are recognized at the time of delivery to the customer, and sales of equipment are recognized at the time of installation. Revenue from repairs and maintenance service is recognized upon completion of the service. Payments received from customers for heating equipment service contracts are deferred and amortized into income over the term of the respective service contracts, on a straight-line basis, which generally do not exceed one year.

COMPUTATION OF NET INCOME (LOSS) PER SHARE
Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common and dilutive potential common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and excludes dilutive potential common shares outstanding, as their effect is antidilutive. Dilutive potential common shares primarily consist of employee stock options. These options and warrants could be dilutive in the future. The numerator for the calculation of both basic and diluted earnings per share is the earnings or loss available for common stockholders.


COST OF GOODS SOLD
Cost of goods sold include the cost of all products sold, all service related costs, drivers salaries, service and fuel delivery subcontractors, trucking and service van expenses, related payroll taxes, employee benefits and insurance costs and repairs and maintenance on trucks and vans.

SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative expenses include management, sales and office salaries, advertising, telephone and fax, rent, credit card processing fees, computer related expenses, bad debt expense, insurance, payroll taxes, employee benefits, legal, consulting and other professional fees, audit fees, utilities, office repairs and maintenance and office expenses.


STOCK BASED COMPENSATION
The Company accounts for its stock options issued to employees and outside directors pursuant to Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123".

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT OF LONG-LIVED ASSETS
We calculate our depreciation and amortization based on estimated useful lives and salvage values of our assets. When assets are put into service, we make estimates with respect to useful lives that we believe are reasonable. However, subsequent events could cause us to change our estimates, thus impacting the future calculation of depreciation and amortization.

Additionally, we assess our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Such indicators include changes in our business plans, a change in the extent or manner in which a long-lived asset is being used or in its physical condition, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. If the carrying value of an asset exceeds the future undiscounted cash flows expected from the asset, an impairment charge would be recorded for the excess of the carrying value of the asset over its fair value. Determination as to whether and how much an asset is impaired would necessarily involve numerous management estimates. Any impairment reviews and calculations would be based on assumptions that are consistent with our business plans and long-term investment decisions.

ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE
We routinely review our receivable balances to identify past due amounts and analyze the reasons such amounts have not been collected. In many instances, such uncollected amounts involve billing delays and discrepancies or disputes as to the appropriate price or volumes of oil delivered, received or exchanged. We also attempt to monitor changes in the creditworthiness of our customers as a result of developments related to each customer, the industry as a whole and the general economy. Based on these analyses, we have established an allowance for doubtful accounts receivable and consider the reserve adequate, however, there is no assurance that actual amounts will not vary significantly from estimated amounts.

REVENUE AND EXPENSE ACCRUALS
We routinely make accruals for both revenues and expenses due to the timing of compiling billing information, receiving third party information and reconciling our records with those of third parties. We reflect estimates for these items based on our internal records and information from third parties. We believe our estimates for these items are reasonable, but there is no assurance that actual amounts will not vary significantly from estimated amounts.

INCOME TAXES
As part of the process of preparing consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. Significant judgment is required in determining the income tax expense provision. The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company assesses the likelihood of our deferred tax assets being recovered from future taxable income. The Company then provides a valuation allowance for deferred tax assets for which the Company does not consider realization of such assets to be more likely than not. The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the valuation allowance. Any decrease in the valuation allowance could have a material impact on net income in the period in which such determination is made.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 1 in the accompanying consolidated financial statements.

RESULTS OF OPERATIONS


The following expense items negatively affected net income for the year ending June 30, 2005:

     o    One time non-recurring expenses for deferred loss due to the 2003
          Newton Accident                                                          $    318,000
     o    Accelerated amortization and prepayment penalty for early payoff
          of UPS loan                                                              $    206,000
     o    Stock based compensation                                                 $    117,000
     o    Director's fees from prior years                                         $    183,000
     o    Professional fees for legal & related expenses due to the 2003 Newton
          Accident & supplemental Government filings.                              $    311,000
                                                                                   -------------

     TOTAL                                                                         $  1,135,000


These costs related to instances that the Company believes will not have any significant future impact on operations. Included in this schedule are costs related to the accident at our Newton Facility totaling approximately $619,000, the write-off of costs related to refinancing old debt of approximately $206,000, payment of approximately $183,000 in directors fees established in the current period relating to prior services and a non-cash charge of approximately $117,000 related to the issuance of in the money stock options.

FISCAL 2005 COMPARED TO FISCAL 2004

Revenue for fiscal 2005 increased approximately $19.1 million or 44.5% over fiscal 2004. This increase can be attributed primarily the pass-through of fuel oil costs customers offset by somewhat lower gallons sales during the period as a result of a slight decline in heating degree days from last season and the initial impact of marketing changes in the way the company sells to its discount customers. The Company did not have the use of its facility in Newton, New Jersey, due to the March 2003 accident.

Gross profit margins for fiscal 2005 decreased to 9.7% from 13.1% for fiscal 2004. The decrease in margin was the result of the dramatically rising product costs during the period. Retail pricing was adjusted as necessary to cover most of the increases while continuing to maintain the Company's competitive position in the marketplace. Gross profit margin was also affected by a strong increase in sales of our PriceEnergy subsidiary in Able's present market area.

Selling, general and administrative expenses for fiscal 2005 decreased by approximately $487,000 or 7.6% compared to fiscal 2004. The Company attributes this decrease primarily to a reduction in advertising and marketing of approximately $315,000 related to more effective advertising campaigns and a reduction in bad debt expense of approximately $151,000 related to increased collection efforts during the period.

Depreciation and amortization expense remained relatively flat for fiscal 2005 as compared to fiscal 2004.

Other income (expenses) increased to a net expense of $964,000 in fiscal 2005 from $689,000 in fiscal 2004. The increase is primarily related to a write-off of costs related to insurance claims of approximately $318,000 and directors fees of $183,000. These costs were offset by an increase in interest income of approximately $65,000 and reduction in interest expense of approximately $127,000 related to debt pay-offs and refinancing.

Operating loss for fiscal 2005 was $1.1 million compared to $1.9 million for fiscal 2004. The net improvement in our operating loss for the year was directly related to the volatile market pricing and a decrease in selling, general and administrative expenses.

Our effective tax rate for fiscal 2005 is negligible. The difference in the Company's effective tax rate from the federal statutory rate is primarily due to a 100% valuation allowance provided for all deferred tax assets. Current period income tax expense of $3,488 represents minimum state tax liabilities.


Net loss for fiscal 2005 was $2.1 million compared to $89,000 for fiscal 2004. During fiscal 2004 the Company recognized a gain on sale of the operating assets of Able Propane in the amount of $2.7 million, which reduced its net loss from $2.7 million. This decrease in the net loss is primarily due to gross profit increase and selling, general and administrative expense decreases offset by increases in other expenses.

                     PROPOSED CHANGES TO ABLE ENERGY, INC.

                AMENDMENT NO.3 TO QUARTERLY REPORT ON FORM 10-Q/A
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2005


                                      ABLE ENERGY, INC. AND SUBSIDIARIES
                                         CONSOLIDATED BALANCE SHEETS

                                                    ASSETS

                                                                            SEPTEMBER 30,        JUNE 30,
                                                                                2005               2005
                                                                            (As restated
                                                                           -- see Note 1)
                                                                        ------------------------------------
                                                                             (UNAUDITED)
CURRENT ASSETS:
     Cash                                                                        $4,668,493      $1,754,318
     Accounts Receivable (Less Allowance for Doubtful Accounts of
         $238,049 and $238,049, respectively                                      3,109,808       2,876,900
     Inventory                                                                    1,636,457         726,987
     Notes Receivable - Current Portion                                           1,791,143          57,826
     Other Receivable - Non-Compete - Current Portion                               225,000         225,000
     Other Receivables                                                               93,628          38,596
     Prepaid Expenses                                                               437,247         485,904
     Deferred Income Tax                                                             64,776          64,776
     Due from Officers and Employees                                                271,189               -
                                                                        ------------------------------------
         TOTAL CURRENT ASSETS                                                    12,297,741       6,230,307
                                                                        ------------------------------------

PROPERTY AND EQUIPMENT:
     Land                                                                           479,346         479,346
     Buildings                                                                      946,046         946,046
     Trucks                                                                       3,489,465       3,594,218
     Fuel Tanks                                                                     826,442         824,738
     Machinery and Equipment                                                      1,004,462         999,315
     Building Improvements                                                          899,132         790,424
     Cylinders                                                                      338,015         295,476
     Office Furniture and Equipment                                                 205,319         205,319
     Website Development Costs                                                    2,390,589       2,390,589
                                                                        ------------------------------------
                                                                                 10,578,816      10,525,471
     Less: Accumulated Depreciation and Amortization                              6,137,524       5,980,636
                                                                        ------------------------------------
         NET PROPERTY AND EQUIPMENT                                               4,441,292       4,544,835
                                                                        ------------------------------------

OTHER ASSETS:
     Deferred Income Taxes                                                           45,091          45,091
     Deposits                                                                        59,918          54,918
     Other Receivable - Non-Compete - Less Current Portion                          450,000         450,000
     Notes Receivable - Less Current Portion                                        646,118         649,435
     Customer List, Less Accumulated Amortization of $188,122                       422,728         422,728
     Development Costs - Franchising                                                  6,893           9,191
     Deferred Closing Costs - Financing                                             439,287         348,055
     Prepaid Acquisition Costs                                                      150,000               -
                                                                        ------------------------------------

               TOTAL OTHER ASSETS                                                 2,220,035       1,979,418
                                                                        ------------------------------------
         TOTAL ASSETS                                                           $18,959,068     $12,754,560
                                                                        ====================================



                         See accompanying notes to consolidated financial statements

                                         ABLE ENERGY, INC. AND SUBSIDIARIES
                                       CONSOLIDATED BALANCE SHEETS (CONTINUED)

                                         LIABILITIES & STOCKHOLDERS' EQUITY

                                                                                   SEPTEMBER 30,        JUNE 30,
                                                                                       2005               2005
                                                                                   (As restated
                                                                                  -- see Note 1)
                                                                               ------------------------------------
                                                                                    (UNAUDITED)
CURRENT LIABILITIES:
     Accounts Payable                                                               $1,941,267        $1,863,841
     Note Payable - Line of Credit                                                   1,066,490         1,015,468
     Note Payable - Other                                                                    -           432,660
     Current Portion of Long-Term Debt                                                 338,420           338,212
     Accrued Expenses                                                                  356,512           184,097
     Accrued Taxes                                                                      39,500           112,064
     Employee Income Tax Withheld                                                       11,000           146,624
     Customer Pre-Purchase Payments                                                  5,849,854         2,226,655
     Customer Credit Balances                                                          231,873           230,729
                                                                               ------------------------------------
         TOTAL CURRENT LIABILITIES                                                   9,834,916         6,550,350

     Convertible Debentures, principal amount of $2,500,000 net of
           unamortized discount of $2,221,467                                          278,533
     Deferred Income                                                                    79,679            79,679
     Deferred Income Taxes                                                             107,852           104,517
     Long Term Debt: less current portion                                            3,874,004         3,961,899
                                                                               ------------------------------------
         TOTAL LIABILITIES                                                          14,174,984        10,696,445


STOCKHOLDERS' EQUITY:
     Preferred Stock
     Authorized 10,000,000 Shares Par Value $.001 per share Issued - None
     Common Stock
      Authorized 10,000,000 Par Value $.001 per share Issued and
          Outstanding Shares 2,714,924 and 2,457,320, respectively                       2,715             2,457
     Paid in Surplus                                                                10,548,845         6,481,102
     Retained Earnings (Deficit)                                                    (5,767,476)       (4,425,444)
                                                                               ------------------------------------
         TOTAL STOCKHOLDERS' EQUITY                                                  4,784,084         2,058,115
                                                                               ------------------------------------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $18,959,068       $12,754,560
                                                                               ====================================




                             See accompanying notes to consolidated financial statements

                       ABLE ENERGY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - INTERIM FINANCIAL REPORTING
The accompanying unaudited consolidated financial statements of Able Energy, Inc. and its subsidiaries (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, these financial statements do not include all of the information and footnotes required by generally accepted accounting principles. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending June 30, 2006. These consolidated financial statements include the accounts of Able Energy, Inc. and its wholly owned subsidiaries (Able Oil Company, Able Melbourne, Able Energy New York, Inc., Able Terminal LLC and PriceEnergy Fanchising LLC) and majority owned (70.6%) subsidiary (PriceEnergy.com Inc.). These consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended June 30, 2005.

RESTATEMENT OF FIRST QUARTER 2006 FINANCIAL STATEMENTS FOR THE ALLOCATION OF PROCEEDS FROM ISSUANCE OF CONVERTIBLE DEBENTURES AND WARRANTS AND RECOGNITION OF BENEFICIAL CONVERSION FEATURE


This amendment number 3 to the Company's Form 10-Q for the period ended September 30, 2005 includes a restatement of the consolidated financial statements for the quarter then ended. The restatement relates to the balance sheet presentation of the unamortized discount on convertible debentures as a reduction in the face amount of the convertible debentures rather than as a deferred charge.

The previous amendment number 2 to the Company's Form 10-Q for the period ended September 30, 2005 filed November 21, 2005 included a restatement of the consolidated financial statements for the quarter then ended. The restatement related to the allocation of proceeds from issuance of Convertible Debentures and warrants and recognition of beneficial conversion feature as follows:


The Company allocated the proceeds from the issuance of the Convertible Debentures and warrants based on their respective fair values and included $900,000 in additional paid in surplus related to the warrants. In addition, the conversion feature of the Convertible Debentures is characterized as a "beneficial conversion feature." Pursuant to Emerging Issues Task Force Issue No. 00-27, the Company has determined that the value of the beneficial conversion feature is $1,600,000. Accordingly, the Company has discounted the balance of the Convertible Debenture as of the date of issuance and included $1,600,000 in additional paid in surplus. The beneficial conversion feature is amortized from the date of issuance to the stated redemption date of July 12, 2007, of which $278,533 was amortized to expense during the three months ended September 30, 2005.

The table below reflects the effect of the allocation of proceeds from issuance of Convertible Debentures and warrants and recognition of beneficial conversion feature on net income and earnings per share as originally reported, prior to any restatements, in amendment number 1 to the Company's form 10Q for the period ended September 30, 2005.

                                                      Quarter Ended
                                                       September 30,
                  Items                                    2005
                                                   -------------------
   Net (loss)
        As previously reported                           $(1,063,499)
        Amortization of Discount on Debt                      278,533
                                                   -------------------
        As restated                                      $(1,342,032)
                                                   ===================
   Basic and Diluted loss per share

        As previously reported                                 $(.47)
        Amortization of Discount on Debt                        (.12)
                                                   -------------------
        As restated                                            $(.59)
                                                   ===================

Restated Selected Balance Sheet Data

                                                            September 30,
                      Items                                      2005

                                                             (unaudited)

   Discount on Debt
        As previously reported                              $            -
        Recognition of discount on convertible
             debt net of accumulated amortization                2,221,467
                                                           -----------------
        As previously restated                                   2,221,467
        Reclassification of discount on convertible
             debt net of accumulated amortization                2,221,467
                                                           -----------------
        As restated                                         $            -
                                                           =================

  Total assets

        As previously reported                              $   18,959,068
        Recognition of discount on convertible
             debt net of accumulated amortization                2,221,467
                                                           -----------------
        As previously restated                              $   21,180,535
        Reclassification of discount on convertible
             debt net of accumulated amortization                2,221,467
                                                           -----------------
        As restated                                         $   18,959,068
                                                           =================

                                                           =================

  Convertible Debentures

        As previously reported                              $    2,500,000
        Recognition of discount on convertible
             debt net of accumulated amortization                        -
                                                           -----------------
        As previously restated                              $    2,500,000
        Reclassification of discount on convertible
             debt net of accumulated amortization                2,221,467
                                                           -----------------
        As restated                                         $      278,533
                                                           =================


   Paid In Surplus

        As previously reported                              $    8,048,845
        Allocation of proceeds from issuance of
             Convertible Debentures and warrants
             and recognition of beneficial
             conversion feature                                  2,500,000
                                                           -----------------
        As restated                                         $   10,548,845
                                                           =================

   Total Stockholders' Equity

        As previously reported                              $    2,562,617
        Allocation of proceeds from issuance of
             Convertible Debentures and warrants
             and recognition of beneficial
             conversion feature net of
             amortization  of discount on debt                   2,221,467
                                                           -----------------
        As restated                                         $    4,784,084
                                                           =================

A summary of the significant effects of the restatement presented in this amendment number 3 to the Company's form 10Q for the period ended September 30, 2005 follows:

                                                       For the Quarter Ended September 30, 2005
                                                 -----------------------------------------------------
                                                    As previously    As previously
                                                       reported         restated        AS RESTATED
                                                 -----------------------------------------------------
     Amortization of Debt Discount                  $           -    $     278,533     $     278,533
     Net loss                                          (1,063,499)      (1,342,032)       (1,342,032)
     Basic and Diluted loss per share                        (.47)            (.59)             (.59)

     Discount on Debt                                            -        2,221,467                 -
     Other Assets                                        2,220,035        4,441,502         2,220,035
     Total Assets                                       18,959,068       21,180,535        18,959,068
     Convertible Debentures                              2,500,000        2,500,000           278,533
     Total Liabilities                                  16,396,451       16,396,451        14,174,984
     Paid In Surplus                                     8,048,845       10,548,845        10,548,845
     Total Stockholders' Equity                          2,562,617        4,784,084         4,784,084

NOTE 10 - CONVERTIBLE DEBENTURES
On July 12, 2005, the Company consummated a financing in the amount of $2.5 million. Under such financing the Company sold debentures evidenced by a Variable Rate Convertible Debenture (the "Convertible Debentures"). The Convertible Debentures have a term of two years from the date of issuance, subject to the occurrence of an event of default, with interest payable at the rate per annum equal to LIBOR for the applicable interest period, plus 4% payable on a quarterly basis. The Debentures may be converted at the option of the selling security holders into shares of our common stock at a conversion price of $6.50 per share. In addition, the security holders received five year warrants to purchase 192,308 shares of common stock at an exercise price of $7.15 per share. The Company has an optional redemption right (which right shall be mandatory upon the occurrence of an event of default) to repurchase all of the Convertible Debentures for 125% of the face amount of the Convertible Debentures plus all accrued and outstanding interest and expenses, as well as a right to repurchase all of the Convertible Debentures in the event of the consummation of a new financing in which the Company sells securities at a purchase price that is below the $6.50 conversion price.


The Company allocated the proceeds from the issuance of the Convertible Debentures and warrants based on their respective fair values and included $900,000 in additional paid in surplus related to the warrants. In addition, the conversion feature of the Convertible Debentures is characterized as a "beneficial conversion feature." Pursuant to Emerging Issues Task Force Issue No. 00-27, the Company has determined that the value of the beneficial conversion feature is $1,600,000. Accordingly, the Company has discounted the balance of the Convertible Debenture as of the date of issuance and included $1,600,000 in additional paid in surplus. The beneficial conversion feature is amortized from the date of issuance to the stated redemption date of July 12, 2007, of which $278,533 was amortized to expense during the three months ended September 30, 2005. The effective interest rate on these convertible debentures after the amortization of discount is 57.5% at September 30, 2005.


The Company also originally granted to the security holders who acquired the Convertible Debentures an additional investment right, for a period of eighteen months from the date the resale prospectus is declared effective, to purchase units consisting of convertible debentures in the aggregate amount of up to $15,000,000 (the "Additional Debentures") and common stock purchase warrants equal to 50% of the face amount of such Additional Debentures (the "Additional Warrants"). As described in further detail in the Company's Current Report on Form 8-K filed on November 18, 2005, the rights of the Company and the Purchasers relating to the Additional Debentures and Additional Warrants were eliminated as of November 16, 2005, and the Agreement was amended to issue the Purchasers a series of warrants (the "New Warrants") at various exercise prices. In the aggregate, the New Warrants permit the holders to acquire up to 5.25 million shares of the Company's common stock upon proper exercise. The Company has agreed to register 600,000 shares of common stock which may be obtained through the exercise of the New Warrants in addition to the registration rights described above relating to the Debentures. Notwithstanding the foregoing, until the required shareholder approvals are obtained, the Purchasers have agreed not to convert any Debentures or exercise any Additional Warrants or New Warrants which in the aggregate would exceed 19.999% of the number of shares of the Company's common stock on trading day prior to the date of the Agreement.

ITEM 4. CONTROLS AND PROCEDURES


An evaluation was performed under the supervision and with the participation of the Company's management, including the acting chief executive officer ("Acting CEO") (who ceased performing the duties of Acting CEO on October 13, 2005), current chief executive officer ("Current CEO") (who became the Current CEO on October 13, 2005) and chief financial officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, which included full consideration of the facts surrounding the accounting errors described below, the Company's management, including the Acting CEO, Current CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of September 30, 2005. The occurrence of the errors relating to the allocation of proceeds from, recognition of a beneficial conversion feature, balance sheet classification of the discount recorded and footnote disclosure relating to, the convertible debentures and warrants sold by the Company in a private placement on July 12, 2005, the correction of each of which resulted in a restatement of the Company's consolidated financial statements for the three-month period ended September 30, 2005, was determined to have resulted from errors in the application of applicable accounting principles as opposed to inadequacies in the Company's disclosure controls and procedures.

There were no changes in the Company's internal control over financial reporting in the first fiscal quarter of 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.